UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 10, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Trinity Crossing Controlled Subsidiary - Forney, TX

On February 10, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Trinity Crossing Controlled Subsidiary”) for a purchase price of approximately $85,000, which is the stated value of our equity interest in a new investment round in the Trinity Crossing Controlled Subsidiary (the “Trinity Crossing Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC, acquired ownership of the remaining equity interest in the new investment round in the Trinity Crossing Controlled Subsidiary, for an initial purchase price of approximately $762,000 (the “Trinity Crossing Interval Fund Investment” and, together with the Trinity Crossing Growth VII eREIT Investment, the “Trinity Crossing Investment”). The Trinity Crossing Controlled Subsidiary used the proceeds to acquire four (4) single family homes in the planned Trinity Crossing subdivision located in Forney, TX. The Trinity Crossing Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the Trinity Crossing Growth VII eREIT Investment and tranche of homes occurred concurrently.

The Trinity Crossing Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Trinity Crossing Growth VII eREIT Investment (the “Trinity Crossing Operative Agreements”), we have authority for the management of the Trinity Crossing Controlled Subsidiary, including the Trinity Crossing Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Trinity Crossing Investment, paid directly by the Trinity Crossing Controlled Subsidiary.

The total purchase price for the Trinity Crossing Property is approximately $847,000, an average of approximately $212,000 per home. The Trinity Crossing Property will be operated within a typical for-sale housing community.

The Trinity Crossing Property will have a mix of unit types and floorplans, ranging from 1,200 square foot, 3 bedroom, 2 bath homes to 1,500 square foot, 4 bedroom, 2 bath homes. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Trinity Crossing Property.

Dallas serves as the anchor for the North Texas economy and houses the second highest number of Fortune 500 companies among U.S. MSA’s. It is one of the largest and fastest growing cities in the U.S. However, the economy does have above average exposure to cyclical industries, and a combination of new development and relatively affordable housing have placed pressure on occupancy levels throughout the market.

The following table contains underwriting assumptions for the Trinity Crossing Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Trinity Crossing Property	6.0%	3.0%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: February 16, 2021